October 22, 2019

Suying Li

Rufus Decker

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 12, 2019
Form 10-Q for Fiscal Quarter Ended June 30, 2019
Filed August 8, 2019
Item 2.02 Form 8-K Filed August 7, 2019
File No. 001-38163

Dear Ms. Li and Mr. Decker:

Reference is made to the telephone conference that took place on October 11, 2019, between representatives of PetIQ Inc. (the “Company”) and members of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to comment no. 3 contained in your letter dated August 15, 2019 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018 (the “10-K”), Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2019 (the “10-Q”) and Current Report on Form 8-K, filed on August 7, 2019 (the “8-K”). This letter further supplements the Company’s response to the Staff submitted via EDGAR on September 13, 2019. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the 10-K, 8-K and 10-Q.

Item 2.02 Form 8-K Filed August 7, 2019

Comment No. 3:

Exhibit 99.1

Reconciliation between Gross Profit and Adjusted Gross Profit

Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Net Income and Adjusted Net Income, page 10

Please tell us in detail your purpose for including non-GAAP adjustments for non same-store gross loss, non same-store revenue and non same-store costs in calculating adjusted gross profit, adjusted EBITDA and adjusted net income. Please also explain why your management believes that non-GAAP measures with these adjustments provide useful information to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company shows revenue for its Services segment on a “same-store” basis, which includes those retail service regional offices, mobile community clinics

October 22, 2019

provided within host partners and wellness centers that have been operating for at least six trailing quarters. The Company believes that it takes six quarters for its new Services segments regional offices, community clinics and wellness centers to reach maturity and that providing information on a same-store sales basis allows investors to compare quarterly and annual results for the Company’s mature offices, community clinics and wellness centers. As such, the Company respectfully advises the Staff that it will adopt Adjusted EBITDA as its segment measure of profitability in the third quarter of 2019 for each of its Services and Products segment. An example of what this revised disclosure will look like is included below (modified from the presentation included in the Company’s Form 10-Q for the quarter ended June 30, 2019):

During the three months ended September 30, 2019, the segment measure of profitability was changed from operating income to Adjusted EBITDA, as defined below. Prior periods have been revised to reflect these changes.

Financial information relating to the Company’s operating segments for the three months ended:

$’s in 000’s June 30, 2019	Products	Services	Corporate	Consolidated
Net Sales	$194,606	$26,028	$—	$220,634
Adjusted EBITDA	20,707	7,945	(7,822)	20,830
Interest expense	—	—	(2,242)	(2,242)
Foreign currency gain, net	—	—	49	49
Other income, net	—	—	2	2
Depreciation expense	429	520	580	1,529
Amortization expense	$—	$—	$1,278	$1,278

$’s in 000’s June 30, 2018	Products	Services	Corporate	Consolidated
Net Sales	$148,713	$22,429	$—	$171,142
Adjusted EBITDA	16,844	5,236	(6,020)	16,060
Interest expense	—	—	(2,216)	(2,216)
Foreign currency gain, net	—	—	136	136
Other expense, net	—	—	(418)	(418)
Depreciation expense	688	702	390	1,780
Amortization expense	$—	$—	$1,257	$1,257

Financial information relating to the Company’s operating segments for the six months ended:

$’s in 000’s June 30, 2019	Products	Services	Corporate	Consolidated
Net Sales	$320,690	$48,380	$—	$369,070
Adjusted EBITDA	34,240	9,598	(12,136)	31,702
Interest expense	—	—	(4,179)	(4,179)
Foreign currency loss, net	—	—	(73)	(73)
Other income, net	—	—	15	15
Depreciation expense	982	1,045	1,156	3,183
Amortization expense	$—	$—	$2,557	$2,557

$’s in 000’s June 30, 2018	Products	Services	Corporate	Consolidated
Net Sales	$246,564	$39,644	$—	$286,208
Adjusted EBITDA	26,255	7,832	(12,437)	21,650
Interest expense	—	—	(3,981)	(3,981)
Foreign currency gain, net	—	—	58	58
Other expense, net	—	—	(373)	(373)
Depreciation expense	1,150	1,249	631	3,030
Amortization expense	$—	$—	$2,397	$2,397

October 22, 2019

In addition, the Company will include additional disclosure in its Management’s Discussion of Analysis and Financing Condition and Results of Operations with respect to segment level profitability as well as non-same store revenue and expenses. An example of what this revised disclosure will look like is included below (modified from the presentation included in the Company’s Form 10-Q for the quarter ended June 30, 2019):

Segment Adjusted EBITDA

Products Segment:

Products segment adjusted EBITDA fluctuates based on the mix of products sold and the ratio of variable to fixed costs within the segment as scale changes. The significant growth in the Products segment adjusted EBITDA is the result of significant sales growth with variable costs falling in line with historical costs.

Services Segment:

Adjusted EBITDA in the Services segment was $7.9 million in the three months ended June 30, 2019, compared to $5.2 million in the three months ended June 30, 2018. The growth in the Services segment was driven by optimizing schedules which helped increase pet counts within existing community clinics.

Unallocated corporate expenses:

Unallocated corporate expenses consist of expenses incurred by centrally-managed departments, including accounting, legal, human resources, information technology and headquarters expenses, as well as executive and incentive compensation expenses including stock based compensation, amortization of intangible assets, and other miscellaneous costs. Unallocated corporate expenses increased $1.8 million in the three months ended June 30, 2019, compared to June 30, 2018. The increase was primarily due increased compensation expense to executives and administrative departments to support the growing business, specifically the Services segment.

Non same-store revenue and expenses

Non same-store revenue and costs are from wellness centers, host partners, and regions with less than six full trailing quarters of operating results. There were 32 wellness centers, 7 regions, and one new host partner that had less than six trailing quarters of operating results for the three months ended June 30, 2019 compared to 23 wellness centers and 5 regions for the three months ended June 30, 2018. The increased losses are the result of opening additional wellness centers, as well as centers being open for the full period.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-3722.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas

cc: John Newland